Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

March 2, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Mr. Craig Slivka
Mr. Leland Benton
Ms. Patricia Do
Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 1 to Registration Statement on Form S-1 Filed February 13, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 25, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 filed on February 13, 2015 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Forepart of Registration Statement

1.	It appears that you have checked the box indicating that the securities being registered are to be offered pursuant to Rule 415 in error. Please revise.

Response: We respectfully note that the 337,500 ordinary shares being registered to cover our underwriters’ over-allotment option, as well as the 157,500 ordinary shares underlying the underwriter representative’s warrant, will be offered on a delayed basis. As such, we respectfully request the Staff to reconsider.

Risk Factors, page 6

2.	Please revise to include a risk factor discussing the ongoing and projected slowdown in your collection of accounts receivable and its impact on your business. In addition, please discuss the impact of your policy of not making further sales to customers with outstanding balances, as stated on page 34, and its possible impact on your future sales.

Response: We have included the following risk factor on page 9 of Amendment No. 2:

The ongoing and projected slowdown in our collection of accounts receivable may materially and negatively impact our future operating cash flow and revenue.

Since the quarter ended September 30, 2014, our collection of accounts receivable has slowed, and we believe that this may continue for the next two to three fiscal quarters until bank lending to small- and medium-size enterprises ease and/or other lending options become more readily available to our customers. As a result, the slowdown may negatively impact our future operating cash flow. In addition to monitoring our accounts receivable collection process very closely, we are also requiring many of our customers to pay off their balances before making additional sales to them. Doing so, however, may force some of these customers to buy from our competitors and to stop doing business with us in the future. Should a sufficient number of our customers stop doing business with us and to the extent we are unable to attract new business to replace any such lost customers, our future revenue would be materially and negatively impacted.

3.	You state on page 33 that you may be reliant upon funding from Mr. Zhu to meet your liquidity needs. We note that as disclosed on page 35, Mr. Zhu recently had cash needs such that you agreed to repay loans owed to him before schedule. In light of Mr. Zhu’s apparent lack of liquidity, please discuss the risks raised by relying upon him as a source of funding.

Response: We have included the following risk factor on page 9 of Amendment No. 2:

Our operations may be adversely affected if the funding sources on which we are relying to support our operations for the next 12 months do not materialize.

As of December 31, 2014, we had cash and cash equivalent approximately $8.1 million, but will require approximately $15.7 million within the next 12 months. As a result, we will need to obtain funds through other resources in addition to our current working capital to support routine operations for the next 12 months. We believe that our working capital should improve significantly once Yulong Renewable commences formal operations as expected in late March 2015, which improvement should address our cash needs. In addition, our founder has agreed to fund us on an as needed basis to meet our obligations, as he has done in the past, although there is no assurance that he will have the ability to do so if and when our need arises. If our founder is unable to fund us as needed, despite his commitment to do so, we can seek new, or refinance existing, bank financing. The availability of such financing on terms acceptable to us, however, is also uncertain. As such, if we are unable to obtain funds as needed and/or our working capital does not improve as anticipated, we may be forced to curtail operations from current levels or shut down operations in their entirety.

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In addition, we have revised our disclosure in the second paragraph under “Capital Resources” on page 33 of Amendment No. 2 as follows:

In addition, our founder has agreed to fund us on an as needed basis to meet our obligations, as he has done in the past, although there is no assurance that he will have the ability to do so if and when our need arises. See “Risk Factor–Risks Related to Our Business and Our Industry –Our operations may be adversely affected if the funding sources on which we are relying to support our operations for the next 12 months do not materialize.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Off-balance Sheet Arrangements, page 35

4.	Please reconcile your statement that you have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties with your disclosure under the heading Contractual Obligations to the effect that you guaranteed bank loans of unrelated third parties in the aggregate amount of $3.1 million.

Response: We have deleted the statement from our disclosure.

Note 4 – Accounts Receivable, net, page F-17

5.	We note the disclosures on pages 28 and 34 regarding slower collection from customers which resulted in an increased accounts receivable balance at December 31, 2014. With reference to the aging of your accounts receivable, please explain to us the basis for not establishing an allowance for doubtful accounts and/or your basis for the confidence in your customers’ ability to pay, as stated on page 34.

Response: As explained in our accounting policy under “accounts and other receivables, net” on page F-9, we consider our accounts receivable to be past due over 90 days. Thus, none of our accounts receivable as of January 31, 2015 was past due as none was over 90 days. Additionally, based on our historical experience and long-term relationships with our customers, as well as our evaluation of their credit-worthiness, we are confident in their ability to pay. Thus, as disclosed on page 34 of the Registration Statement, we believe that our confidence is well placed in light of the approximately $4.1 million of the accounts receivable as of December 31, 2014 was collected as of January 31, 2015. As a result, we believe that allowance for doubtful amount was not necessary as of December 31, 2014.

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Exhibit Index, page II-4

6.	We note your disclosure on page 33 that your founder has agreed to fund you on an as-needed basis. Please file this agreement as a material contract. If this commitment on behalf of Mr. Zhu is not binding, please clarify that.

Response: The English translation of Mr. Zhu’s written funding commitment is included as Exhibit 10.32 to the Registration Statement.

7.	Please file a consent of Alice Io Wai Wu pursuant to Rule 438 of Regulation C of the Securities Act of 1933.

Response: We respectfully note that Ms. Wu’s consent is reflected in Section 1 of her director offer letter, which is included as Exhibit 10.30(a) to the Registration Statement, as follows:

1.	Term. This Agreement is effective as of the closing of the Company’s initial public offering; provided that you consent to be named in the Registration Statement on Form S-1 of the Company filed in connection therewith, and any amendments thereto, as a person about to become a director of the Company.

We have therefore amended the Exhibit Index to include Ms. Wu’s consent as follows:

Exhibit 23.8 Consent of Alice Io Wai Wu (included in Exhibit 10.30(a))

8.	Please file the director offer letter with Mr. Harlan as an exhibit.

Response: Mr. Harlan’s director offer letter is included as Exhibit 10.31(a) to the Registration Statement.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

YULONG ECO-MATERIALS LIMITED

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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